UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Salix Pharmaceuticals, Ltd. (the “Company” or “we”) filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware Corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company for $158.00 per share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed with the SEC by Valeant, VPI and Purchaser on March 4, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. The Amendment is being filed to reflect certain updates as set forth below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation — Background of the Offer and the Merger” on page 23 of the Schedule 14D-9:

“On March 11, 2015, the Company received an unsolicited written proposal from Endo International plc (“Endo”) to acquire all of the outstanding Shares for a combination of 1.4607 shares of Endo common stock and $45.00 in cash per Share (the “Proposal”).

On March 11, 2015, the Company provided a copy of the Proposal to VPI in accordance with the terms of the Merger Agreement.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description of Document

(a)(19)	Press Release issued by the Company, dated March 11, 2015, confirming the receipt of the Proposal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

Dated: March 12, 2015	By:	/s/ WILLIAM BERTRAND, JR.
	Name:	William C. Bertrand, Jr.
	Title:	Acting Chief Operating Officer, Executive Vice President and General Counsel